	450 Lexington Avenue New York, NY 10017	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong
212 450 4000 FAX 212 450 3800

Manuel Garciadiaz 212 450 6095 MANUEL.GARCIADIAZ@DPW.COM

February 6, 2009

BY EDGAR AND FACSIMILE

Re:	Gafisa S.A. Form 20-F for Fiscal Year Ended December 31, 2007 File No. 001-33356

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549
Fax: (703) 813-6968

Dear Mr. Decker:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated February 4, 2009 (the “Comment Letter”) regarding the above-referenced filing on Form 20-F (the “Form 20-F”) of Gafisa S.A. (the “Company”). Set forth below is the response of the Company to the Staff’s comment.

SEC Comment No. 1.

Item 6. Directors, Senior Management and Employees, page 71

E. Share Ownership, page 80

1.           We note your response to comment 12 in our letter dated December 22, 2008. In future filings, please include in your beneficial ownership calculations those shares that may be acquired within 60 days by option or other agreement. See Item 6.E.1 of Form 20-F and the “beneficial owner” definition under General Instruction F to Form 20-F.

Securities and Exchange Commission	2	February 6, 2009

Response to Comment No. 1.

In response to the Staff’s comment, in future filings, the Company will include in its beneficial ownership calculations those shares that may be acquired within 60 days by option or other agreement.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 212-450-6095 or Mr. Calciolari of the Company at +5511-3025-9191.

Very truly yours, /s/ Manuel Garciadiaz

cc:
Lisa Haynes (Securities and Exchange Commission – Staff Accountant)
Wilson Amaral de Oliveira (CEO,  Gafisa S.A.)
Alceu Duilio Calciolari (CFO,  Gafisa S.A.)
Marco Carducci (PricewaterhouseCoopers LLP)
Ivan Clark (PricewaterhouseCoopers Auditores Independentes)
Eduardo Luque (PricewaterhouseCoopers Auditores Independentes)